EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the year-to-date periods ended June 30, 2015, and 2014
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	JUNE 2015	JUNE 2014
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$448	$728
Add: interest portion of rental expense	5	5
Add: undistributed losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	13	4
Available earnings	$466	$737
Fixed charges:
Interest expense incurred	$171	$174
Amortization of debt expense	3	3
Interest portion of rental expense	5	5
Total fixed charges	179	182
Dividends on preference shares (pretax)	26	27
Total fixed charges and preference dividends	$205	$209
Ratio of earnings to fixed charges	2.60	4.05
Ratio of earnings to combined fixed charges and preference dividends	2.27	3.53